UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-107219

UNITED COMPONENTS, INC.

(Exact name of registrant as specified in its charter)

14601 Highway 41 North Evansville, Indiana 47725  Telephone: (812) 867-4156

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 3/8% Senior Subordinated Notes Due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)	☐	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule l5d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Note: United Components, Inc. is filing this amendment to Form 15 with respect to its 9 3/8% Senior Subordinated Notes Due 2013, to correct a typographical error on the Form 15 originally filed by it on October 26, 2010, which erroneously identified UCI International Inc.’s Floating Rate Senior PIK Notes due 2013 as the securities covered by this form.

Pursuant to the requirements of the Securities Exchange Act of 1934, UCI International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 26, 2010	By:	/s/ Mark P. Blaufuss
Mark P. Blaufuss
Chief Financial Officer